United States securities and exchange commission logo





                               June 24, 2021

       Jie Weng
       Chief Executive Officer
       Aquaron Acquisition Corp.
       515 Madison Ave. 8th Floor
       New York, NY 10022

                                                        Re: Aquaron Acquisition
Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 28,
2021
                                                            CIK No. 0001861063

       Dear Mr. Weng:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Cover Page

   1. Reference is made to the last sentence of the first paragraph where you disclose that you will target businesses
in Asia. We note your disclosure in the second risk factor on page
                                                        45 that you initially
plan to focus on a target business with operations located in the
                                                        People   s Republic of
China. We also note the first sentence of the fifth paragraph on page
                                                        5 where you disclose
that you initially plan to prioritize the United States. Please reconcile the disclosure
throughout the prospectus.
   2. Reference is made to the first sentence of the fifth paragraph. Please revise to indicate how many
private units will be purchased by Chardon and Aquaron Investments separately. We note the
fourth bullet point on page 1.
 Jie Weng
Aquaron Acquisition Corp.
June 24, 2021
Page 2
Acquisition Strategy and Industry Opportunity, page 2

3. Please remove references on page 3 to previous SPACs and IPOs unless you can demonstrate how these transactions are specifically relevant to your company or management.
4. Please provide us with the basis for each of your statements in paragraphs two, four, five and six relating to industry outlooks.
Background and Competitive Strengths, page 2

5. Reference is made to the first sentence of the second paragraph. Please name the deal and clarify how Mr. Wang was "deeply involved." Please also provide support that the
         MergerMarket journalists are "outstanding and focused." Finally, provide us with any available MergerMarket article relating to the award.
Stockholder approval of, or tender offer in connection with, initial business combination, page 13

6. In the second paragraph on page 14, please clarify whether the 3.78% of your public shares takes into account the shares held by Chardan. In addition, please include this disclosure in the carryover risk factor on pages 29-30.
Liquidation if no business combination, page 15

7. Please disclose here, on the cover page and throughout the prospectus, if true, that public stockholders will not have the right to vote on an extension and will not have redemption rights at nine or twelve months unless you do not extend the offering for an additional three months and an initial business combination has not been completed.
Principal Stockholders, page 86

8. It appears that Chardan may be a beneficial owner of more than 5% of your outstanding common stock. Please revise to include Chardan in the table or tell us why you do not believe
FirstName      this is required.
            LastNameJie   Weng
Comapany
9.          NameAquaron
       Reference  is made toAcquisition
                              footnote 3 Corp.
                                         of the table. Please tell us why Mr.
Yating Wang is not
       considered
June 24, 2021 Pagea 2beneficial owner or revise the beneficial ownership table accordingly.
FirstName LastName
 Jie Weng
FirstName  LastNameJie Weng
Aquaron Acquisition Corp.
Comapany
June       NameAquaron Acquisition Corp.
     24, 2021
June 24,
Page 3 2021 Page 3
FirstName LastName
       You may contact John Spitz at 202-551-3484 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact
Todd Schiffman at 202-551-3491 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Finance